Grubb and Nadler Inc
Profit & Loss
January through December 2021

	TOTAL
Ordinary Income/Expense	
Income	
RETAIL SALES- GNN	2,871,654.19
RETAIL SALES - FGG SF	5,373,403.01
SALES DISCOUNTS	-33.26
Total Income	8,245,023.94
Cost of Goods Sold	
COST OF GOODS SOLD	2,837,514.21
MERCHANT ACCOUNT FEES	148,415.13
Total COGS	2,985,929.34
Gross Profit	5,259,094.60
Expense	
ADVERTISING AND PROMOTION	69,694.18
AUTOMOBILE EXPENSE	193,851.99
BUSINESS LICENSES AND PERMITS	7,726.59
CHARITABLE CONTRIBUTIONS	10,654.96
INSURANCE EXPENSE	60,214.07
INTEREST EXPENSE	48,676.82
MERCHANDISING EXPENSE	27,509.26
OFFICE/BUSINESS EXPENSES	728,730.45
OUTSIDE SERVICES	221,224.97
PAYROLL	3,627,974.63
TAXES AND PERMITS	86,005.68
TRAVEL EXPENSE	30,300.43
UTILITIES	257,331.00
Total Expense	5,369,895.03
Net Ordinary Income	-110,800.43
Other Income/Expense	
Other Income	
FFCRA	8,446.54
PPP Forgiveness	10,001.39
INTEREST INCOME	0.23
Other Misc. Income	10,958.63
Total Other Income	29,406.79
Net Other Income	29,406.79
Net Income	**-81,393.64**

Grubb and Nadler Inc
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
Chase Checking - GN 2197	74,351.36
Chase Saving - GN 0061	1,500.23
GNN Checking - BofA - 11586	3,336.33
NRB Checking - 9835	19,755.03
Petty Cash - GNN	1,904.78
Petty Cash - RETAIL	3,011.60
Total Checking/Savings	103,859.33
Accounts Receivable	133,309.57
Other Current Assets	
Undeposited Funds	821.46
Cash in safety deposit box	1,100.00
Cash Clearing	38,900.32
Cash Clearing - WEB	1,888.21
Cash Clearing - FGG	102.47
A/R RETAIL	-6,408.00
Trade Receivable - GNN	46,802.05
INVENTORY ASSET	5,188,567.00
Accrued Health Insurance	12,900.94
Prepaid Insurance Premium	-2,011.22
Total Other Current Assets	5,282,663.23
Total Current Assets	5,519,832.13
Fixed Assets	
Kubota - SVL65-2	50,475.40
Skid Steer Loader 2021	40,680.54
2021 Kubota B2601HSD-1/RTV-X900	32,753.31
2020 Hyster Forklift	29,779.80
2020 Mercedes M3CA76	62,800.06
2020 MARIOTTI MODEL ME8C FORKLI	37,279.80
Skid Steer	60,262.30
2010 Toyota Corolla	12,696.76
2016 Mercedes Sprinter Van	43,768.66
2018 Toyota Hino	93,173.93
ACCUMULATED DEPRECIATION	-478,194.07
Bobcat S300 (South)	38,596.00
FURNITURE AND EQUIPMENT	22,449.57
Hyster Forklift (north)	27,810.00
Kubota L2501DT-R1 & 4WD TRACTOR	36,566.97
Kubota RTV-X1140	34,091.35
Kubota Tractor	88,122.95
Land & Buildings	4,044.00
Machinery & Equipment	91,243.03
OTHER FIXED ASSETS	215,042.74
POS system	28,786.61
Total Fixed Assets	572,229.71
Other Assets	
Purchase - MDR	7,500.00
SECURITY DEPOSIT ASSET	8,000.00
Total Other Assets	15,500.00
TOTAL ASSETS	**6,107,561.84**

Grubb and Nadler Inc
Balance Sheet
As of December 31, 2021

	Dec 31, 21
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	300,276.56
Credit Cards	
CREDIT CARDS	66,436.09
Total Credit Cards	66,436.09
Other Current Liabilities	
Payroll Clearing	430.89
Deposits Received on Acct - SF	12,882.46
Gift Cert Outstanding -SF	251,950.07
Store Credits Outstanding SF	118,844.67
American AGCredit Credit Line	1,004,805.97
American Ag - TI Loan	150,000.00
LOAN - GRUBB	-13,519.81
LOAN - NADLER	158,872.15
Intercompany receivable	1,273,790.47
LOANS VEHICLES & EQUIPMENT	
Mercedes 2020	47,192.37
Toyota Hino	21,120.05
Kubota Tractor -2017	1,043.77
Kubota RTV-X1140 Loan	6,704.65
WFB Loan - Skid Steer	13,483.20
Kubota L2501DT-R1/TRACTOR Loan	16,350.61
Kubota - 4WD Tractor	19,527.05
Kubota Tractor Loans 2021	27,975.32
US Bank Skid Steer Loader 2021	37,184.34
Kubota - SVL65-2 - 2021	45,164.97
US Bank Loan Forklift 2020	50,787.36
Total LOANS VEHICLES & EQUIPMENT	286,533.69
Sales Tax owed	16,414.02
SALES TAX PAYABLE	4,383.29
Total Other Current Liabilities	3,265,387.87
Total Current Liabilities	3,632,100.52
Long Term Liabilities	
SBA EIDL Loan	149,900.00
CARES Deferred Payroll Taxes	56,088.18
Total Long Term Liabilities	205,988.18
Total Liabilities	3,838,088.70
Equity	
Treasury Stock	-118,063.74
Common Stock	679,794.95
RETAINED EARNINGS	1,789,135.57
Net Income	-81,393.64
Total Equity	2,269,473.14
TOTAL LIABILITIES & EQUITY	6,107,561.84

Grubb and Nadler Inc
Statement of Cash Flows
January through December 2021

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	-81,393.64
Adjustments to reconcile Net Income to net cash provided by operations:	
Net cash provided by Operating Activities	416,344.09
INVESTING ACTIVITIES	-335,975.11
FINANCING ACTIVITIES	-80,750.46
Net cash increase for period	-381.48
Cash at beginning of period	105,062.27
Cash at end of period	**104,680.79**